                                     Registration No. 33-54839

                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                      AMENDMENT NO. 1
                                            TO
                                         FORM S-3
                                  REGISTRATION STATEMENT
                                           Under
                                The Securities Act of 1933


                                THOMAS & BETTS CORPORATION
                  (Exact name of registrant as specified in its charter)

New Jersey                                           22-1326940
(State or other jurisdiction                     (I.R.S. Employer
of incorporation or organization)                Identification No.)
                                    1555 Lynnfield Road
                                 Memphis, Tennessee  38119
                                      (901) 682-7766
               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                    James D. Hay, Esq.
                              Vice President-General Counsel
                                Thomas & Betts Corporation
                                    1555 Lynnfield Road
                                 Memphis, Tennessee  38119
                                      (901) 682-7766
                 (Name, address, including zip code, and telephone number,
                        including area code, of agent for service)

                                        Copies to:
Lawrence Lederman, Esq.                          Robert Fischer III, Esq.
Milbank, Tweed, Hadley & McCloy                  Riker, Danzig, Scherer,
1 Chase Manhattan Plaza                            Hyland & Perretti
New York, New York  10005                        Headquarters Plaza
(212) 530-5000                                   One Speedwell Avenue
                                                 Morristown, NJ  07962-1981
                                                 (201) 538-0800
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of the Registration Statement.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                              CALCULATION OF REGISTRATION FEE

                                  Proposed       Proposed
                     Amount       Maximum         Maximum         Amount of
Title of Shares      to be     Aggregate Price   Aggregate       Registration
to be Registered   Registered    Per Unit(1)   Offering Price(1)      Fee

Common Stock,
$.50 Par Value      398,883 shs.   $61.25        $24,593,406    $8,480.49 (2)


(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) based on average high and low prices for the Company's Common Stock on the New York Stock Exchange consolidated reporting system on July 28, 1994.

(2)    Previously paid.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                       SUBJECT TO COMPLETION, DATED August 18, 1994

                                THOMAS & BETTS CORPORATION

                                      398,883 SHARES
                                       COMMON STOCK



              All of the shares of Thomas & Betts Corporation (the "Company" or "Thomas & Betts") Common Stock, par value $.50 per share (the "Common Stock"), offered hereby are being sold by the holders of the Common Stock named herein under "Selling Stockholders"(the "Selling Stockholders"). The outstanding
Common Stock of Thomas & Betts is, and the Common Stock offered hereby will be, listed on the New York Stock Exchange (the "NYSE"). On August 12, 1994, the last reported sale price of the Common Stock on the NYSE was $62.75 per share.

              The Company will not receive any of the proceeds from the sale of the Common Stock. Any or all of such Common Stock covered by this Prospectus may be sold, from time to time, by means of ordinary brokerage transactions or otherwise. See "Plan of Distribution."



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



              Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                      The date of this Prospectus is August 18, 1994

                                   AVAILABLE INFORMATION

              The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 75 Park Place, New York, New York 10007. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

              The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock, $.50 par value, of the Company (the "Common Stock") offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and the exhibits relating thereto, which have been filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above.



              No person is authorized in connection with the offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company, the Selling Stockholders set forth under "Selling Stockholders" or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.


                      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

              The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

              (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 2, 1994;

              (b) The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 1994 and July 3, 1994; and

              (c)  The Company's Current Report on Form 8-K dated
       July 29, 1994.

              All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

              The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon such person's written or oral request, a copy of any and all of the information filed by the Company that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Company at 1555 Lynnfield
Road, Memphis, Tennessee 38119, Attention: Corporate Secretary (telephone number (901) 682-7766).


                                        THE COMPANY

              The Company designs, manufactures and markets a broad range of electrical and electronic connectors, components and related products for worldwide electrical and electronic markets. In North America, the Company is one of the largest manufacturers of electrical connectors and accessories for industrial, commercial and residential construction, renovation, maintenance, and original equipment manufacturer ("OEM") applications and is a leading supplier of transmission poles, towers and industrial lighting products to the utility and telecommunications industries. The Company is also a worldwide designer and manufacturer of electronic connectors and flat cable, which are sold primarily to OEMs in the automotive, computer, office equipment, test equipment, instrumentation, industrial automation and telecommunications industries.

              On July 12, 1994, the Company and Vishay
Intertechnology, Inc. ("Vishay") entered into a Stock Purchase Agreement (the "Purchase Agreement") which provided for (i) the sale by the Company of all of the issued and outstanding shares of capital stock, consisting of 100 shares of common stock, par value $.10 per share, of Vitramon, Incorporated, a Delaware corporation and a wholly owned subsidiary of the Company (with its subsidiaries, "Vitramon") and (ii) the sale by the Company and Thomas & Betts Holdings (U.K.) Limited, an English corporation and an indirect subsidiary of the Company, of all of the issued and outstanding ordinary shares of Vitramon, Limited, an English corporation ("VL" and, together with Vitramon, the "Vitramon Entities"), to Vishay, for an aggregate purchase price of $184,000,000. On July 18, 1994, the transaction was consummated.

              The Vitramon Entities are engaged in the business of designing, manufacturing and selling multilayer ceramic chip capacitors. The Vitramon Entities' business has been conducted primarily in the U.S., Germany, France and England. For the fiscal year ended January 2, 1994, the Vitramon Entities had annual sales and operating income before allocated management fees of approximately $118,000,000 and $18,500,000, respectively.

              On July 12, 1994, the Company entered into a stock purchase agreement (as amended, the "Stock Purchase Agreement") with the Selling Stockholders, listed below under "Selling Stockholders," pursuant to which it has agreed to purchase approximately 29% of Leviton Manufacturing Co., Inc., a Delaware corporation ("Leviton"), which is the entire minority interest of a non-controlling family group. On August 10, 1994, pursuant to the Stock Purchase Agreement, the Company completed the purchase of the approximately 29% interest in Leviton in exchange for consideration including the 398,883 shares of the Common Stock offered hereby. Leviton is a leading manufacturer of wiring devices and other related products and is privately held.
Leviton has indicated that, as in the past, Leviton will continue its operation under the direction and control of Harold Leviton as its Chief Executive Officer and controlling shareholder. The Company expects to account for this purchase on an equity accounting basis.

              On August 10, 1994, the Company completed the exercise of its option to acquire all of the outstanding stock of Commander Electrical Products, Inc., a metal electrical box and fitting business in Canada for approximately $49,000,000 cash.
The Company also announced its intention to exercise its option to purchase a plastic electrical box business in the U.S. for approximately $6,000,000 cash. These options were received as part of an agreement concluded earlier this year when the Company purchased certain circuit protection product lines from the Eaton Corporation. The combined annual revenue for these two additional businesses is approximately $55,000,000.

              Thomas & Betts was established in 1898 as a sales agency for electrical wires and raceways and was incorporated in New Jersey in 1917. It has since expanded its business and product line through acquisitions and internal development. The Company relocated its corporate headquarters at the end of 1993 to Memphis, Tennessee, the principal business site of the Company's largest operations. The Company's executive offices are located at 1555 Lynnfield Road, Memphis, Tennessee 38119, telephone number (901) 682-7766.


                                   SELLING STOCKHOLDERS

              The Selling Stockholders have acquired the 398,883 shares of Common Stock offered hereby from Thomas & Betts in a private placement pursuant to the Stock Purchase Agreement. Thomas & Betts agreed in the Stock Purchase Agreement to register the Common Stock offered hereby and to use its best efforts to maintain such registration in effect for up to one year following its initial effectiveness. Thomas & Betts may from time to time supplement or amend this Prospectus, as required, to provide other information with respect to the Selling Stockholders.

              The following table sets forth certain information regarding ownership of the Company's Common Stock by the Selling Stockholders. Unless otherwise noted below, none of the Selling Stockholders owns in excess of 1% of the Common Stock and because the Selling Stockholders may offer all or part of the Common Stock which they hold pursuant to the offering contemplated by this Prospectus and because their offering is not being underwritten on a firm commitment basis no estimate can be given as to the amount of the Common Stock that will be held by Selling Stockholders upon termination of this offering.

                                                                     Shares
                                                                     Being
                            Selling Stockholders                     Offered

Thomas A. Blumberg. . . . . . . . . . . . . . . . . . . . . . . .    102,676
Elaine Blumberg . . . . . . . . . . . . . . . . . . . . . . . . .    242,970
Bernard L. Blumberg . . . . . . . . . . . . . . . . . . . . . . .      5,477
Betsy B. Watson . . . . . . . . . . . . . . . . . . . . . . . . .      5,382
Karen L. Blumberg . . . . . . . . . . . . . . . . . . . . . . . .      5,382
Elaine Blumberg as Trustee U/L/W of
  Esther Barnes f/b/o Betsy B. Watson,
  Bernard Blumberg and Karen Blumberg . . . . . . . . . . . . . .     36,446
Esther Leviton and Elaine Blumberg,
  Trustees f/b/o Betsy A. Blumberg  . . . . . . . . . . . . . . .        215
Esther Leviton and Elaine Blumberg,
  Trustees f/b/o Karen L. Blumberg  . . . . . . . . . . . . . . .        215
Esther Leviton and Elaine Blumberg,
  Trustees f/b/o Bernard L. Blumberg  . . . . . . . . . . . . . .        120


                                   PLAN OF DISTRIBUTION

              Thomas & Betts will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby. Any or all of the shares of Common Stock may be sold from time to time (i) to or through underwriters or dealers,
(ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by an agreement between the Selling Stockholders and underwriters or dealers. Brokers or dealers acting in connection with the sale of Common Stock contemplated by this Prospectus may receive fees or commissions in connection therewith.

              At the time a particular offer of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or Thomas & Betts and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

              The outstanding Common Stock is, and the Common Stock offered hereby will be, listed on the NYSE.

              Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders and any person participating in the distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any such other person.

              In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Common Stock may not be sold unless it has been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available.

              Pursuant to the Stock Purchase Agreement, Thomas & Betts agreed to file the Registration Statement of which this Prospectus is a part with the Commission and use its best efforts to have it declared effective, and to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities arising under the Securities Act. Under the terms of such Stock Purchase Agreement, Thomas & Betts has agreed to use its best efforts to keep such Registration Statement continuously effective for a period of up to one year from the date the Registration Statement is first declared effective by the Commission.

              Pursuant to the Stock Purchase Agreement, Thomas & Betts has paid or will pay any and all expenses incident to the performance of or compliance with such agreement including, among other things, registration and filing fees, fees and expenses incurred in connection with compliance with securities or blue sky laws of the applicable states, fees and disbursements of counsel and independent public accountants for Thomas & Betts, the fees and disbursements of counsel to the Selling Stockholders, but excluding underwriting discounts and commissions, and transfer taxes, if any.


                                       LEGAL MATTERS

              The legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Riker, Danzig, Scherer, Hyland & Perretti.

                                          PART II

                          INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.      Other Expenses of Issuance and Distribution.

       An itemized statement of the estimated amount of all expenses in connection with the distribution of the securities registered hereby is as follows:

Securities and Exchange Commission
   registration fee . . . . . . . . . . . . . . . . . . . . . . .    $ 8,480.49
Blue Sky fees and expense . . . . . . . . . . . . . . . . . . . .     15,000.00
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . .     50,000.00
Printing expenses . . . . . . . . . . . . . . . . . . . . . . . .      2,750.00
Miscellaneous (including accounting
  fees and expenses and Transfer
  Agent & Registrar fees) . . . . . . . . . . . . . . . . . . . .     10,000.00

       Total. . . . . . . . . . . . . . . . . . . . . . . . . . .    $86,230.49


Item 16.  Exhibits

       (a)  Exhibits:

                  5.1       Opinion of Riker, Danzig, Scherer, Hyland &
                            Perretti.

               * 24.1 Consent of KPMG Peat Marwick, independent certified public accountants.

                 24.3 Consent of Riker, Danzig, Scherer, Hyland, & Perretti (to be included in the opinion filed as Exhibit 5.1.)

____________
 *     Previously filed.

                                        SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, Thomas & Betts Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on August 18, 1994.


                                         THOMAS & BETTS CORPORATION


                                         By    /s/  James D. Hay
                                            (James D. Hay)
                                             Vice President-General Counsel



       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.


       Signatures                               Title                             Date
/s/ T. Kevin Dunnigan*            Chairman of the Board              August 18, 1994
(T. Kevin Dunnigan)               and Chief Executive
                                  Officer


/s/ Clyde R. Moore   *            President, Chief                   August 18, 1994
(Clyde R. Moore)                  Operating Officer
                                  and Director


/s/ Ronald P. Babcock*            Vice President-Finance             August 18, 1994
(Ronald P. Babcock)               and Treasurer
                                  (Principal Financial
                                  and Principal Accounting
                                  Officer)

______________________            Director                           August 18, 1994
(Raymond B. Carey, Jr.)


/s/ Ernest H. Drew   *            Director                           August 18, 1994
(Ernest H. Drew)


/s/ Jeananne K. Hauswald* Director                                   August 18, 1994
(Jeananne K. Hauswald)


/s/ Thomas W. Jones  *            Director                           August 18, 1994
(Thomas W. Jones)

/s/ Robert A. Kenkel *            Director                           August 18, 1994
(Robert A. Kenkel)


/s/ J. David Parkinson*           Director                           August 18, 1994
(J. David Parkinson)


/s/ Ian M. Ross      *            Director                           August 18, 1994
(Ian M. Ross)


______________________            Director                           August 18, 1994
(William H. Waltrip)


* By: /s/ James D. Hay            As attorney-in-fact for the above-named
(James D. Hay)                    officers and directors pursuant to powers
                                  of attorney duly executed by such persons.